Exhibit 99.3

SHAREHOLDER SUPPORT AGREEMENT

This Shareholder Support Agreement (this “Agreement”) is entered into on October 8, 2026, by and among GigCapital8 Corp., a Cayman Islands exempted company (“SPAC”), Quantisimo Holdings Corp., a newly formed business company with limited liability incorporated under the laws of the British Virgin Islands (“PubCo”), Quantisimo Corp., a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), and WISeQey Corp and SealSQ Corp, each a business company limited by shares incorporated under the laws of the British Virgin Islands (each a “Holder” and a “Company Shareholder” and together, the “Holders” and the “Company Shareholders”). SPAC, PubCo, the Company, and the Company Shareholders are sometimes collectively referred to herein as the “Parties,” and each of them is sometimes individually referred to herein as a “Party.” Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, contemporaneously with the execution and delivery of this Agreement, SPAC, PubCo, the Company, WISeQey Corp, SealSQ Corp, GigCapital8 Merger Sub Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“SPAC Merger Sub”), and Quantisimo Merger Sub Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of PubCo (“Target Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other things, (a) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving corporation and a direct wholly owned subsidiary of PubCo (the “SPAC Merger”), and each share of SPAC Common Stock issued and outstanding immediately prior to the SPAC Merger Effective Time will be cancelled and cease to exist in exchange for the right to receive one (1) PubCo Ordinary Share, and (b) immediately following confirmation of the effective filing of the SPAC Merger, Target Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of PubCo (the “Company Merger” and together with the SPAC Merger, the “Mergers”), and each Company Share issued and outstanding immediately prior to the Company Merger Effective Time will be cancelled and cease to exist in exchange for the right to receive its allocated portion of the aggregate Merger Consideration of 66,610,000 PubCo Shares, allocated between PubCo Ordinary Shares and PubCo Class F Shares in proportion to the Company Ordinary Shares and Company Class F Shares owned by each Company Shareholder;

WHEREAS, the Company Shareholders collectively own 100% of the Company Shares, comprising 100 Company Ordinary Shares (together, the “Subject Securities”); and

WHEREAS, as an inducement to the willingness of SPAC, PubCo, WISeQey Corp, SealSQ Corp and the Company to enter into the Merger Agreement and to consummate the Transactions, each Holder has agreed to (i) vote its Covered Securities in favor of the Merger Agreement and the Transactions and (ii) consummate the Contribution, in each case subject to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
COVENANTS AND AGREEMENTS

Section 1.1 Restrictions on Transfer.

(a) From the date hereof until the earlier of (i) the Closing and (ii) the valid termination of this Agreement pursuant to Section 3.3, each Holder (and any other Person to which any Covered Securities are Transferred) shall not, directly or indirectly, Transfer any of the Covered Securities legally or beneficially owned by it, other than (A) in accordance with Section 1.2 or (B) as required or permitted by the Merger Agreement or any other Ancillary Agreement (as defined herein) (including this Agreement).

(b) Each Holder acknowledges and agrees that (i) notwithstanding anything to the contrary herein, all Covered Securities beneficially owned by such Holder (or any Person to which any Covered Securities are Transferred) will remain subject to any applicable restrictions on Transfer under applicable securities laws and the rules and regulations promulgated thereunder, and (ii) any purported Transfer of any Company Share in violation of this Agreement will be null and void ab initio.

Section 1.2 Exceptions to Restrictions on Transfer. Notwithstanding anything to the contrary in Section 1.1(a), each Holder will be permitted to Transfer all or any part of such Holder’s Covered Securities:

(a) to the Company, any of the Company’s officers or directors, PubCo, any of PubCo’s officers or directors, or to any Affiliate of such Holder;

(b) as a bona fide gift or gifts, including to any Affiliate, or charitable organization;

(c) by operation of applicable law of the British Virgin Islands or the Cayman Islands or the Governing Documents of such Holder upon the dissolution or liquidation of such Holder;

(d) as required or permitted by the Merger Agreement or any other Ancillary Agreement;

(e) by private sales or transfers made in connection with the consummation of the Transactions; or

(f) in the event of the Company’s liquidation prior to the completion of the Transactions;

provided, however, that in the case of any of the foregoing clauses (a) through (e), these permitted Transferees must sign a counterpart to this Agreement becoming bound by all the terms set forth herein.

Section 1.3 Shareholder Support Agreement. Subject to the earlier termination of this Agreement in accordance with Section 3.3, each Holder, solely in its capacity as a Company Shareholder, hereby irrevocably and unconditionally agrees in respect of all of its Covered Securities, that, at any meeting of the shareholders of the Company (whether annual or extraordinary meeting, however called and including any adjournment or postponement thereof), and in connection with any written consent of or resolution of the Company Shareholders, such Holder will:

(a) when such meeting is held, appear at such meeting or otherwise cause the Holder’s Covered Securities to be counted as present thereat for purposes of establishing a quorum;

(b) vote (or validly execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Holder’s Covered Securities owned as of the record date for such meeting (or, as applicable, the date that any written consent or resolution is executed by such Holder) in favor of (i) the approval and adoption of the Merger Agreement, the Company Merger, the SPAC Merger and any other Transactions contemplated thereunder; (ii) any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement, the Company Merger, the SPAC Merger and any other Transactions contemplated thereunder; (iii) each of the other transactions contemplated by the Merger Agreement; and (iv) any other transaction pursuant to which the Company and SPAC become wholly-owned subsidiaries of PubCo that the shareholders of the Company are required to approve (each of the foregoing (i) - (iv), the “Company Shareholder Approval Matters”).

(c) vote (or validly execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Holder’s voting Covered Securities owned as of the record date for such meeting (or, as applicable, the date that any written consent is executed by such Holder) against (A) any alternative transaction with respect to the Company and (B) any other action that would reasonably be expected to (1) materially impede, interfere with, delay, postpone or adversely affect any of the Company Shareholder Approval Matters or any of the transactions contemplated by the Merger Agreement, (2) to the knowledge of such Holder, result in a material breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or any related agreement (the “Ancillary Agreements”) to which the Company is a party, or (3) result in a material breach of any covenant, representation or warranty or other obligation or agreement of such Holder contained in any Ancillary Agreement to which such Holder is a party (including this Agreement).

The obligations of each Holder specified in this Section 1.3 shall apply whether or not any of the Company Shareholder Approval Matters are recommended by the board of directors of the Company (the “Company Board”) and whether or not the Company Board has previously recommended any of the Company Shareholder Approval Matters but changed such recommendation.

Section 1.4 No Inconsistent Agreement. Each Holder hereby represents and covenants that it has not entered into, and, subject to the earlier termination of this Agreement in accordance with Section 3.3, will not enter into, any agreement that would restrict, limit or interfere with the performance of such Holder’s obligations hereunder.

Section 1.5 Support of the Business Combination.

(a) From the date hereof until the earlier of (A) the Closing and (B) the valid termination of this Agreement pursuant to Section 3.3, each Holder shall not, and shall cause its Affiliates and their Representatives not to, directly or indirectly, (i) enter into, solicit, initiate or continue any discussions or negotiations with, knowingly encourage or facilitate or respond to any inquiries, indications of interest, offers or proposals by, or participate in any discussions or negotiations with, or provide any information to, or otherwise cooperate in any way with, any Person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning an alternative transaction with respect to the Company, (ii) enter into any agreement regarding, continue or otherwise participate in any discussions regarding, or furnish to any Person any information with respect to, or afford to any Person access to the businesses, properties, assets, information or personnel in connection with, or cooperate in any way that would otherwise reasonably be expected to lead to, any alternative transaction with respect to the Company, (iii) commence, continue or renew any due diligence investigation regarding any alternative transaction with respect to the Company, (iv) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state or province for purposes of facilitating an alternative transaction with respect to the Company, or (v) resolve or agree to do any of the foregoing (except for the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions).

(b) Notwithstanding anything in this Agreement to the contrary, (y) each Holder shall not be responsible for the actions of the Company or the Company Board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (collectively, the “Company Related Parties”), and (z) each Holder makes no representations or warranties with respect to the actions of any of the Company Related Parties.

Section 1.6 Irrevocable Proxy. From the date hereof until the earlier of (i) the Closing and (ii) the valid termination of this Agreement pursuant to Section 3.3, each Holder hereby irrevocably appoints Dr. Avi S. Katz with full power of substitution, or any designee of Dr. Avi S. Katz, as the lawful agent, attorney and proxy of such Holder, solely to vote all of such Holder’s Covered Securities with respect to (i) the Company Shareholder Approval Matters and (ii) the matters set forth in Section 1.3(c), in each case only if such Holder fails to vote or consent as required by Section 1.3 within two (2) Business Days after the Company requests such Holder to do so. Each Holder intends this proxy to be irrevocable and coupled with an interest and agrees that it will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by it with respect to the Covered Securities. Each Holder shall not hereafter, unless and until this Agreement is validly terminated pursuant to Section 3.3 or with the written consent of Dr. Avi S. Katz, (i) purport to vote (or execute a consent with respect to) such Covered Securities (other than through this irrevocable proxy), (ii) grant any other proxy or power of attorney with respect to any Covered Securities, (iii) deposit any such shares into a voting trust or (iv) enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of such shares.

Section 1.7 Additional Agreements.

(a) Each Holder shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws, including executing and delivering such additional documents, instruments, conveyances and assurances and take such further actions as may be required, to carry out the provisions hereof and give effect to the transactions contemplated herein.

(b) Each Holder shall be bound by and comply with Section 6.7 (No Trading), Section 8.3 (Confidentiality), Section 8.4 (Public Announcements) and Section 11.12 (Publicity) of the Merger Agreement applicable to the Company as if such Holder were an original signatory to the Merger Agreement with respect to those provisions.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Holders. Each Holder represents and warrants, severally and not jointly, to SPAC, PubCo and the Company as follows:

(a) Organization; Due Authorization. Such Holder is duly organized, validly existing and in good standing under the Laws of the British Virgin Islands, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Holder’s corporate or other organizational powers and have been duly authorized by all necessary corporate or other organizational actions on the part of such Holder. This Agreement has been duly executed and delivered by such Holder and, assuming due authorization, execution and delivery by the other Parties, constitutes a legally valid and binding obligation of such Holder, enforceable against such Holder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) Ownership. Except as provided in this Agreement, such Holder is the sole holder of record and beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of the Subject Securities set forth opposite its name on Schedule A and has good title to such Subject Securities. Except as provided in this Agreement, such Holder does not own of record or beneficially (or have any right, option or warrant to acquire) any equity interests of the Company (or any indebtedness convertible into or exercisable or exchangeable for any equity interests of the Company), other than the Subject Securities set forth opposite its name on Schedule A. Except as provided in this Agreement, the Company Governing Documents, the Merger Agreement or applicable securities Laws, such Holder has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein with respect to its Covered Securities. No Holder has entered into any voting agreement, voting trust, proxy, power of attorney or other agreement or undertaking with respect to its Covered Securities that is inconsistent with its obligations pursuant to this Agreement.

(c) Governmental Authorizations. Other than (i) filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, (ii) the Regulatory Approvals, and (iii) filings with the BVI Registrar, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by any Holder from, or to be given by such Holder to, or be made by such Holder with, any Governmental Authority in connection with the execution, delivery and performance by such Holder of this Agreement, the consummation of the transactions contemplated hereby or the other transactions contemplated by the Merger Agreement.

(d) No Conflicts. The execution and delivery of this Agreement by such Holder does not, and the performance by such Holder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Holder, (ii) require any consent, waiver or approval of any Person, in each case the absence of which would reasonably be expected to prevent or materially delay or materially impair the performance by such Holder of its obligations under this Agreement, or (iii) constitute or result in the creation of any Lien on such Holder’s Covered Securities, except for any Lien under applicable securities Laws, this Agreement, the Merger Agreement, or the Company Governing Documents.

(e) Litigation. There is no Action pending against such Holder or, to the knowledge of such Holder, threatened against such Holder, and such Holder is not a party to or subject to the provisions of any government order, in each case, that challenges all or any part of this Agreement or any of the transactions contemplated hereby, or that seeks to, or would reasonably be expected to, prevent, enjoin or materially delay the performance by such Holder of its obligations under this Agreement.

(f) Brokerage Fees. No financial advisor, investment banker, broker, finder or other similar intermediary is entitled to any fee or commission in connection with the Merger Agreement, this Agreement or any other Ancillary Agreement, or any of the transactions contemplated hereby or thereby, in each case, based upon any agreement or arrangement made by, or, to the knowledge of such Holder, on behalf of, such Holder for which SPAC, PubCo, the Company or any of their respective Subsidiaries would have any obligation.

(g) Affiliate Arrangements. Except for (A) the Contribution, (B) any rights expressly contemplated by the Merger Agreement or any Ancillary Agreement, and (C) intercompany arrangements among the Holders, its Affiliates and the Operating Subsidiaries set forth on Schedule B, neither any Holder nor, to such Holder’s knowledge, any of its Affiliates (i) is party to, or has any rights with respect to or arising from, any material contract with the Company or any of its Subsidiaries, (ii) is (or will be) entitled to receive from SPAC, the Company or any of their respective Subsidiaries, any finder’s fee, reimbursement, consulting fee, monies or equity consideration in respect of any repayment of a loan or other compensation prior to, or in connection with, the Transactions, (iii) owns any interest in any material asset or property used in the business of the Company or (iv) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person that is a material client, supplier, vendor, partner, customer or lessor, or other material business relation, of the Company.

(h) Acknowledgment. Such Holder has read this Agreement and has had the opportunity to consult with its tax, legal and other advisors regarding this Agreement and the transactions contemplated hereby. Such Holder understands and acknowledges that each of SPAC, the Company and PubCo is entering into the Merger Agreement in reliance upon each Holder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Holder contained herein.

ARTICLE III
MISCELLANEOUS

Section 3.1 Definitions.

(a) Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

(b) As used in this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble hereto.

“Ancillary Agreements” has the meaning set forth in Section 1.3(c).

“Company” has the meaning set forth in the preamble hereto.

“Company Board” has the meaning set forth in Section 1.3.

“Company Class F Shares” means the Class F ordinary shares of the Company, with no par value, which Company Class F Shares in the aggregate are entitled to 49.999999% of the total vote on any matter voted on by the holders of Company Shares.

“Company Merger” has the meaning set forth in the recitals hereto.

“Company Ordinary Shares” means the ordinary shares of the Company with no par value, as defined in the Company Governing Documents.

“Company Related Parties” has the meaning set forth in Section 1.5(b).

“Company Shareholder” has the meaning set forth in the preamble hereto.

“Company Shares” means, collectively, the Company Ordinary Shares and the Company Class F Shares.

“Company Shareholder Approval Matters” has the meaning set forth in Section 1.3.

“Covered Securities” means, with respect to each Holder (a) all of the Subject Securities beneficially owned by such Holder on the date hereof, and (b) all other equity interests of the Company of which such Holder acquires beneficial ownership (whether pursuant to any dividend, distribution, combination, split, subdivision, conversion, exchange, transfer, sale, cancelation, repurchase, redemption, reclassification or other change to, or transaction in, any equity interests or otherwise), after the date hereof but before the Closing.

“Holder” has the meaning set forth in the preamble hereto.

“Mergers” has the meaning set forth in the recitals hereto.

“Merger Agreement” has the meaning set forth in the recitals hereto.

“Parties” and “Party” have the meaning set forth in the preamble hereto.

“PubCo” has the meaning set forth in the preamble hereto.

“PubCo Class F Shares” means class F ordinary shares of PubCo, no par value, which in the aggregate are entitled to 49.999999% of the total vote on any matter voted on by holders of PubCo Shares.

“PubCo Ordinary Shares” means ordinary shares of PubCo, no par value, each of which is entitled to one (1) vote per share.

“PubCo Shares” means, collectively, the PubCo Ordinary Shares and the PubCo Class F Shares.

“SPAC” has the meaning set forth in the preamble hereto.

“SPAC Merger” has the meaning set forth in the recitals hereto.

“SPAC Merger Sub” has the meaning set forth in the recitals hereto.

“Subject Securities” has the meaning set forth in the recitals hereto.

“Target Merger Sub” has the meaning set forth in the recitals hereto.

“Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any Covered Securities, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Covered Securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

Section 3.2 Construction. This Agreement and all of its provisions shall be interpreted in accordance with Section 1.2 of the Merger Agreement, the provisions of which are incorporated herein by reference as if set forth herein, mutatis mutandis.

Section 3.3 Termination. This Agreement and all of its provisions shall automatically terminate, without any notice or other action by any Party, and be of no further force or effect upon the earlier of (a) the Closing, (b) the termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement by the Parties. Upon any valid termination of this Agreement, all rights and obligations of the Parties hereunder shall terminate, without any liability or other obligation on the part of any Party to any Person in respect of this Agreement or the transactions contemplated hereby, and no Person shall have any claim or right against any Party, whether in contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement in accordance with clauses (a) to (c) of this Section 3.3 shall not relieve any Party from any liability arising in respect of any willful breach of this Agreement prior to such termination or fraud. This Article III shall survive the termination of this Agreement.

Section 3.4 Assignment. No Party may assign or delegate all or any part of this Agreement or any of the rights, benefits, obligations or liabilities hereunder (including by operation of Law) without the prior written consent of the other Parties. Any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective heirs, successors and permitted assigns.

Section 3.5 Amendment. Subject to Section 3.3, this Agreement may not be amended, restated, supplemented or otherwise modified, except upon the execution and delivery of a written agreement by the Parties.

Section 3.6 Waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies otherwise available to the Parties. No waiver of any right, power or privilege hereunder shall be valid unless it is set forth in a written instrument executed and delivered by the Party to be charged with such waiver.

Section 3.7 No Third-Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties and their respective heirs, successors and permitted assigns, any right or remedy under or by reason of this Agreement.

Section 3.8 Notices. All notices and other communications under this Agreement between the Parties shall be in writing and shall be deemed to have been duly given, delivered and received (a) when delivered in person, (b) when delivered after posting in the U.S. mail, having been sent registered or certified mail, return receipt requested, postage prepaid, (c) when delivered by FedEx or another nationally recognized overnight delivery service or (d) when delivered by email during normal business hours (and otherwise as of the next Business Day) (provided that, if receipt has not been confirmed (excluding any automated reply, such as an out-of-office notification) then a copy shall be dispatched in the manner described in the preceding clause (c) no later than 24 hours after such delivery by email) (provided that any such notice or other communication delivered in the manner described in any of the preceding clauses (a), (b) and (c) shall also be delivered by email no later than 24 hours after being dispatched in the manner described in the preceding clause (a), (b) or (c), as applicable), addressed as follows:

If to SPAC, to:

GigCapital8 Corp.

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

Attention: Dr. Avi S. Katz

Email: ***

with a copy to:

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105-2933

Attention: Jeffrey C. Selman and John F. Maselli

Email: Jeffrey.Selman@us.dlapiper.com; John.Maselli@us.dlapiper.com

If to the Company, to:

Quantisimo Corp.

Craigmuir Chambers, Road Town, Tortola VG1110,

British Virgin Islands

Attention: Carlos Moreira

Email: ***

with a copy to:

Rimon PC

Attention: Nicolas Lafont and Debbie Klis

Email: nicolas.lafont@rimonlaw.com; debbie.klis@rimonlaw.com and to each Holder, at such Holder’s address referenced on the signature page hereto.

Section 3.9 Other Provisions. The provisions set forth in Section 11.1 (Trust Account Waiver), Section 11.7 (Governing Law; Jurisdiction; Jury Trial Waiver), including its New York governing law, Section 11.13 (Severability), Section 11.14 (Arbitration) and Section 11.15 (Enforcement) of the Merger Agreement are incorporated herein by reference as if set forth herein, mutatis mutandis.

Section 3.10 Entire Agreement. This Agreement, the Merger Agreement and the Ancillary Agreements constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior understandings, agreements and representations by or among the Parties hereto to the extent they relate in any way to the subject matter hereof.

Section 3.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 3.12 Capacity as a Company Shareholder. Notwithstanding anything in this Agreement to the contrary, (a) each Holder makes no agreement or understanding herein in any capacity other than solely in its capacity as a record holder and beneficial owner of the Subject Securities or Covered Securities (without duplication) and (b) nothing herein will be construed to limit or affect any action or inaction by any representative of any Holder in his, her or its capacity as a member of the board of directors (or other similar governing body) of the Company or any of its Affiliates or any other Person or as an officer, employee, agent, designee, representative or fiduciary of the Company or any of its Affiliates or any other Person, in each case, acting in such person’s capacity as a director (or member of such other similar governing body), officer, employee, agent, designee, representative or fiduciary of the Company or such Affiliate or such other Person.

[Remainder of page intentionally left blank.]

SPAC:

GIGCAPITAL8 CORP.

By:	/s/ Dr. Avi S. Katz
	Name:	Dr. Avi S. Katz
	Title:	Chief Executive Officer

[Signature Page of Shareholder Support Agreement]

PUBCO:

QUANTISIMO HOLDINGS CORP.

By:	/s/ David Ben Bashat
	Name:	David Ben Bashat
	Title:	CEO

[Signature Page of Shareholder Support Agreement]

COMPANY:

QUANTISIMO CORP.

By:	/s/ Carlos Moreira		/s/ John O’Hara
	Name:	Carlos Moreira	John O’Hara
	Title:	CEO	CFO

[Signature Page of Shareholder Support Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.

HOLDER:

WISEQEY CORP

By:	/s/ Carlos Moreira		/s/ John O’Hara
	Name:	Carlos Moreira	John O’Hara
	Title:	CEO	CFO

Address for Notices:

Address:

Facsimile No.:
Telephone No.:
Email:

[Signature Page of Shareholder Support Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.

HOLDER:

SEALSQ CORP

By:	/s/ Carlos Moreira		/s/ John O’Hara
	Name:	Carlos Moreira	John O’Hara
	Title:	CEO	CFO

Address for Notices:

Address:

Facsimile No.:
Telephone No.:
Email:

[Signature Page of Shareholder Support Agreement]